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                                                               Exhibit 1-A(5)(e)


                  DISABILITY RIDER-WAIVER OF MONTHLY DEDUCTIONS

         In this rider, "we," "our" and "us" mean The American Franklin Life Insurance Company. "You" and "your" mean the owner of the policy at the time an owner's right is exercised.

         THIS RIDER'S BENEFIT. We will waive the monthly deductions from the Policy Account described in the policy when we receive proof that total disability of the insured person has existed continuously for at least six months, as provided in this rider.

         If total disability begins on or after the insured person's fifth birthday and before the age 60 anniversary, we will waive all such deductions while total disability continues.

         If total disability begins at or after the age 60 anniversary, we will waive only such actions due to be made before the age 65 anniversary while total disability continues.

         In this rider, "age 60 anniversary" and "age 65 anniversary" mean the policy anniversaries nearest the insured person's 60th and 65th birthdays, respectively.

         While such deductions are being waived:

         l. Insurance under the policy and under any additional benefit riders will be provided in accordance with their terms; and

         2.       You may not increase the Face Amount of Insurance; and

         3. If your death benefit option under the policy is Option A when we start to waive deductions, we will then change the death benefit option to Option B. You may not change the death benefit option while deductions are being waived; and

         4. Except for the waiver of monthly deductions, your Policy Account will continue to operate as if monthly deductions were not being waived; and

         5. You may continue to pay premiums under the policy except as stated below. Expense charges will be deducted from them as described in the policy. We will put the balance in the Policy Account. You may not pay premiums while the death benefit under the policy is a percentage of the amount in the Policy Account, as described the policy.

         Monthly deductions made from your Policy Account during total disability that are later waived will be refunded as credits to your Policy Account as of the dates they were subtracted. Such credits will be allocated to your value in the unloaned portion of our Guaranteed Interest Division and to your values in the investment divisions of our Separate Account on the basis of

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your monthly deduction allocation percentages in effect on the date the deductions were made. The value of your Policy Account will determined as if such deductions had never been made.

         WHAT IS TOTAL DISABILITY? Total disability means the insured person's complete inability, because of bodily injury or disease. to perform all of the substantial and material duties of his or her regular occupation. However, after 24 consecutive months of such disability, total disability will mean the insured person's complete inability to engage in any gainful occupation for which he or she is reasonably fitted by education, training, or experience.

         We will also recognize the complete and irrecoverable loss of sight of both eyes, the use of both hands or both feet, or of one hand and one foot as total disability. We will presume any such loss to be total disability even if the insured person engages in any occupation.

         WHAT IS NOT COVERED? We will not waive such monthly deductions:

         1. For a total disability that begins before the insured person's fifth birthday, or that begins while this rider is not in effect; or

         2.       if total disability results from:

                  a.       Intentionally self-inflicted injury; or

                  b. Service in the armed forces of any country at war, including declared and undeclared war and resistance to armed aggression.

         YOU MUST GIVE US PROOF OF DISABILITY. Before we waive any monthly deductions, we must be given written notice of claim, and proof that total disability of the insured has existed continuously for at least six months. This must be done while total disability continues and while the insured person is still living, or as soon as reasonably possible.

         We may require proof at reasonable intervals that total disability continued. After disability has continued for two years we will not require proof more than once. We will not require proof after the age 65 anniversary if monthly deductions have been waived for the five preceding years.

         We may require examination of the insured person by our medical representative at our expense as part of any proof of total disability.

         We will not waive monthly deductions if proof is not furnished as required.

         COST OF RIDER. While this rider is in effect, its cost will be a part of the monthly deduction from the Policy Account. The monthly cost is a percentage of the total monthly deduction from the Policy Account as described in the policy.

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         Such percentage will be determined by us from time to time, based on the insured person's sex, attained age and rating class. It will never be more that the percentage shown in the Table of Guaranteed Maximum Costs For Disability on Page 4-Continued policy. Any change in the cost of insurance percentage we use for this benefit will apply to all individuals of the same class as the insured person.

         While this rider is in effect, the amount in the Policy Account referred to in determining the "net amount as risk" described on Page 9 of the policy is the amount determined before the monthly cost of insurance deduction and the part of the deduction for this that is for the monthly cost of insurance are made, but after all other deductions due on that date have been made

         WHEN THIS RIDER WILL TERMINATE.  This rider will not be in effect:

         1.       At and after the age 65 anniversary; or

         2. After the end of the grace period, if we have not received an amount sufficient to cover at least three monthly deductions.

         You may terminate this rider as of the beginning of any policy month by asking in advance in writing.

         A claim based on total disability that begins before termination of this rider will not be affected by the termination.

         WHEN THIS RIDER IS INCONTESTABLE. This rider will become incontestable only after it has been in effect, during the lifetime of the insured person and without the occurrence of total disability of the insured person, for two years from the later of: (a) the Date of Issue of the Policy; or (b) the date as of which this rider becomes effective if added after issue of the policy.

         HOW THIS RIDER RELATES TO THE POLICY. This rider is a part of the policy. Its benefit are subject to all the terms of this rider and the policy.

                  THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY


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Stephen P. Horvat, Jr., Secretary                    John C. Watson, President






Form T0112

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